Exhibit 1

2116-130 Adelaide St. W.
Toronto, Ontario
Canada M5H 3P5
www.napalladium.com

For Immediate Release	News Release

TSX: PDL
NYSE-AMEX: PAL

North American Palladium Discovers
New PGM Zone at Lac des Iles Mine

TORONTO, June 25, 2009 — North American Palladium Ltd. is pleased to announce the discovery of a new underground platinum group minerals (PGM) zone at its Lac des Iles (LDI) mine near Thunder Bay, Ontario. The new zone, named the Cowboy Zone, was discovered during infill drilling of the Offset Zone to support a prefeasibility study that is currently in progress. This new PGM discovery has the potential to extend the mine life and significantly impact the economics of the LDI mine.

Mr. William Biggar, President and Chief Executive Officer said “We are very excited with the discovery of the Cowboy Zone less than 50 metres away from the Offset Zone, as it confirms our belief that the underexplored LDI minesite and 21,000 acre property have considerable upside potential.  Dr. Bill Stone and his exploration team deserve a tremendous amount of credit for their diligence in this drill program and their interpretation of historical data.  Additional drilling will be conducted over the balance of the year to determine the magnitude of the resource in the Cowboy Zone and whether the zone extends to surface.”

The Phase 1 (January to June 2009) Offset Zone infill drill program (38 holes for 18,500 metres on cross sections 499N to 504N) and analysis of historic data led to the discovery of the Cowboy Zone in the footwall to the Offset Zone.  Based on the available assay results (27 holes), the Cowboy Zone is located 30 to 50 metres down section to the west of the Offset Zone and extends for up to 250 metres along strike and 350 metres down dip. It remains open in all directions. Similar to the Offset Zone, the Cowboy Zone appears to consist of several mineralized subzones. For diagrams showing the position of the Cowboy Zone relative to the Offset Zone, see www.napalladium.com/operations_mining_cz.htm.

Following completion of the Phase 1 drill program a mineral resource estimate for the Cowboy Zone is planned for completion in the fourth quarter of 2009. Meanwhile a Phase 2 underground drill program will commence in July and finish in December 2009.  The primary focus of Phase 2 (42 holes for 15,000 metres on cross sections 505N to 511N) is infill drilling of the Offset Zone, but it also includes drilling to expand the lateral and vertical limits of the Cowboy Zone and test its orientation, geometry and internal continuity. In addition, a surface drill program will test whether the Cowboy Zone extends to the surface in the vicinity of the LDI open pit mine.

The host rocks of the Cowboy Zone are vari-textured gabbro, pyroxenite and brecciated gabbro.  Sulphide content averages 1% chalcopyrite (copper sulphide) plus pyrrhotite (iron sulphide), which is significantly higher than the Offset Zone with the benefit of ready visibility in drill core.  The best composited assay intercepts (Table 1) are 4 metres @ 5.10 grams per tonne (g/t) palladium (Pd) for hole 09-105 on section 503N, 4 metres @ 3.88 g/t Pd for hole 09-120 on section 502N, and 5 metres @ 4.46 g/t Pd for hole 09-202 on section 501N.

Table 1. Composited assay results for Phase 1 drilling of the Cowboy Zone, LDI Mine

Drill Hole	Section	From (m)	To (m)	Length (m)*	Pd g/t	Pt g/t	Au g/t	Cu%	Ni%	Co%
09-102	504N	340	345	5	3.26	0.36	0.12	pending	pending	pending
09-103	504N	387	392	5	3.28	0.36	0.07	0.032	0.073	0.005
09-104	504N	453	460	7	3.22	0.35	0.16	0.049	0.083	0.006

09-105	503N	503	507	4	5.10	0.41	0.19	0.190	0.145	0.010
09-106	503N	535	543	8	4.70	0.36	0.32	0.173	0.135	0.007
09-108	503N	484	492	8	2.37	0.24	0.04	0.016	0.040	0.004
09-112	503N	549	556	7	3.94	0.53	0.15	0.029	0.063	0.005

09-120	502N	511	515	4	3.88	0.47	0.77	0.150	0.141	0.008

09-202	501N	502	508	6	3.57	0.43	0.30	0.192	0.145	0.007
09-202	501N	519	524	5	4.46	0.56	0.46	0.241	0.184	0.008
09-204	501N	506	522	16	3.58	0.37	0.14	0.094	0.119	0.007
including	501N	507	518	11	4.21	0.43	0.15	0.100	0.131	0.007
09-205	501N	560	568	8	2.42	0.29	0.16	0.076	0.070	0.005

09-209	500N	459	469	10	2.53	0.30	0.27	0.088	0.096	0.006
09-211	500N	578	582	4	3.00	0.30	0.16	0.121	0.117	0.008

09-217	499N	479	489	10	2.33	0.26	0.11	0.060	0.068	0.004
including	499N	483	488	5	3.05	0.34	0.15	0.081	0.088	0.005
09-218	499N	540	555	15	3.21	0.35	0.15	0.109	0.120	0.006
including	499N	540	549	9	3.63	0.40	0.14	0.108	0.126	0.006

Notes:

*Minimum 4 metre length

Hole lengths expected to be within 70-80% of true widths

Until now the LDI mine consisted of the Roby Zone (open pit and underground) and the underground Offset Zone. The Roby Zone had been mined continuously since 1993 prior to being placed on temporary care and maintenance in October 2008 due to depressed metal prices.

Upon a recovery in metal prices and a resumption of operations, the Company plans to mine the underground Roby Zone for its remaining two year life, while at the same time commencing development of the Offset Zone, which has the potential for up to an additional 10 years of mine life.  The plan would be to start mining the Offset Zone at the completion of Roby Zone mining.  A prefeasibility study is currently underway on the Offset Zone with results expected to be announced in the third quarter of this year.

The assaying performed during this drilling campaign was subject to a formal quality assurance and quality control (QAQC) program. Diamond drill core is logged and split on site with split samples transported by the Company to Activation Laboratories Ltd. (Thunder Bay and Ancaster), an independent accredited laboratory, for assay analysis. Check assay analyses are carried out by SGS Minerals Services (Toronto), a laboratory that is also independent of the Company. Ms. Krista Nelson, P.Geo, a geologist employed by North American Palladium, is the Qualified Person who supervises the QAQC work carried out for the LDI drill programs. The design and execution of this drilling program was done by the Company’s exploration team under the supervision of Dr. Bill Stone, P.Geo, a Qualified Person, who has reviewed and approved the contents of this news release.

About North American Palladium

North American Palladium is a precious metals company that owns and operates the LDI mine, which produced platinum group metals for 15 years until October 2008 when it was placed on temporary care and maintenance due to low metal prices.  Prior to the temporary shutdown, the mine had annual production of 270,000 ounces of palladium, 20,000 ounces of platinum and 20,000 ounces of gold.  The Company also owns and operates the Sleeping Giant gold mine located in the Abitibi region of Quebec, which produced over 1 million ounces of gold from 1988-2008 at an average grade of 11.44 g/t.  North American Palladium expects gold production to resume in the fourth quarter of 2009 at an annual rate of 50,000 ounces. North American Palladium benefits from operating in a politically stable jurisdiction with developed infrastructure and a history of innovation and excellence in mining.  Please visit www.napalladium.com for more information.

For further information, please contact:

Bill Biggar

President and Chief Executive Officer

Tel:  416-360-5666

Tel: 1-888-360-7590

Bill Stone

Vice President, Exploration

Tel: 416-360-7971 Ext. 224

Tel:  1-888-360-7590

Linda Armstrong

Director, Investor Relations

Tel:  416-360-7971 Ext. 226

Email:  larmstrong@napalladium.com

Cautionary Statement on Forward-Looking Information

Certain information included in this press release, including any information as to our future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws.  The words ‘expect’, ‘believe’, ‘will’, ‘intend’, ‘estimate’ and similar expressions identify forward-looking statements.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies.  The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of North American Palladium to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. These statements are also based on certain factors and assumptions. For more details on these estimates, risks, assumptions and factors, see the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. In addition, there can be no assurance that the Company’s Lac des Iles or Sleeping Giant mines will be successfully restarted or that other properties can be successfully developed. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

Cowboy Zone Projected to Surface

310,000 mE
312,000 mE
N
North VT Rim Mineralized Trend
Creek Zone
North Pit Zone
08-020
12m of 3.34ppm Pd
EXP99-002
8m of 5.86ppm Pd
EXP99-031
10m of 4.16ppm Pd
08-010
12m of 5.33ppm Pd
Current Surface Drilling
5,450,000 mN
Roby Underground Zone
Current Underground Drilling
Offset Zone
Cowboy Zone
North American Palladium Ltd
Map Legend

Cowboy Zone Projected to Surface

OFFSET ZONE
COWBOY ZONE
North American Palladium Ltd
Geology Interpretation Legend

Cross Section 501N Showing the Position of the Cowboy Zone in the Footwall to the Offset Zone, looking 321 North